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                                                                      EXHIBIT 99


NEWS RELEASE                                               FOR IMMEDIATE RELEASE

                                                   For More Information Contact:
                                                            J. Patrick Nicholson
                                                         Chief Executive Officer
                                                                              or
                                                                 James K. McHugh
                                                         Chief Financial Officer
                                                                  (419) 535-6374

                     PROFITS AND REVENUES INCREASE AT N-VIRO
                            DURING FIRST QUARTER 1997

Toledo, Ohio, May 6, 1997 -- N-Viro International Corporation [NASDAQ-NVIC] announced today that first quarter 1997 profits were $164,000, up 57 percent from 1996. Revenues were $1.07 million, up 12 percent from 1996. "While we are far from satisfied with these results, we are comfortable these trends are in the right direction and will continue," J. Patrick Nicholson, N-Viro's CEO said.

"During the first quarter of 1997, Raleigh, North Carolina, and Urbana, Ohio, introduced and acquired N-Viro technology, respectively. Our first public regional plant went on-line in Ellsworth, Wisconsin. Asheville, North Carolina, substantially increased N-Viro Soil(TM) production. Exclusive Landscaping and Paving, Inc., acquired N-Viro technology for a major stabilization project in Fairbanks, Alaska. Finally, the first quarter 1997's level of requests for N-Viro technology proposals, from both public and private organic waste managers, exceeded total inquiries in 1995 and 1996. We are optimistic," Nicholson said.

N-Viro also reported that agreements have been reached to transfer about 350,000 shares of N-Viro common stock in exchange for retirement of about $700,000 of short-term debt. The company anticipates the stock to be transferred will be registered under S-3 and S-8 registration statements during the second quarter of 1997. The recording of the transactions to the company's balance sheet will occur after the stock has been transferred. Although the registration and issuance of new stock may have a dilutive effect on N-Viro's present issued and outstanding stock, it is anticipated the stock-for-debt agreements will increase working capital and book value and decrease current liabilities by about $700,000. These agreements, together with resolution of N-Viro's Honolulu investment, should enable the company to satisfy its auditors' "going concern


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questions," which have existed since 1995. However, there is no guarantee these stock agreements or the Honolulu issue will be resolved, or that the "going concern" qualification will be removed.

"Moreover," Nicholson said: "We are encouraged by the dedicated efforts of a few federal EPA leaders to eliminate roadblocks and open windows to safer and better management of America's organic residuals. These efforts include:

     - "Modifications of federal administrative regulations (40CFR501) to encourage states to accept delegation of responsibility to enforce federal bio-solids regulations (40CFR503).

     - "Creation of a `storage task force' to develop `best management practices' to ensure that bio-solids storage practices are safe, socially responsible and environmentally acceptable.

     - "Providing real leadership to demonstrate to the administration that current animal-manure management practices, involving over two billion tons of manure, are unsafe and unacceptable.

"We salute these EPA leaders who have had the courage of their convictions."

N-Viro has developed and patented bio-mineral process technology which achieves USEPA's "Exceptional Quality Sludge (EQS)" standards. The disinfection standards for EQS processes are 2,000 times more stringent than for traditional Class B land-applied sludges or bio-solids. "For some reason, manures have been excluded from Resource Conservation and Recovery Act regulations (40CFR258) even though they are included in the law (RCRA 76) as passed by Congress. The public has the right to know there are far safer and better ways to manage sludge or manures than to dump these marginally treated or untreated materials in our rural neighbor's backyard or in our national watersheds, or in disposal sites whose air emissions are destroying the ozone and causing global warming," Nicholson concluded.

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